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August 15, 2008

Final Transcript

BARCLAYS GLOBAL INVESTORS: iPath Commodity Conference Call
July 10, 2008/8:30 a.m. PDT

SPEAKERS

Greg King

Kevin Norrish

PRESENTATION

G. King	Hello. Good morning, everyone. My name is Greg King and I’m Head of the Advisor Solutions Group for Barclays Capital. We’re thrilled that you’ve joined us today. I know commodities are on everybody’s mind, and by the number of callers in we see that that’s definitely the case this morning. We have Kevin Norrish with us today, and he’s our resident expert on the commodities markets, so I’ll introduce him very shortly.

But before that let me just make a couple of shameless plugs here. One is for iPathETN.com, our website. We’re very proud of the website; we think it’s a great resource for you. If you’re learning about commodities, if you’re learning about ETNs please visit the website. We have lots of resources. We also are showcasing our new products; we’ve launched 11 new ETNs within the last couple of weeks. These all track the commodities markets and are a great way to diversify your portfolio.

BARCLAYS GLOBAL INVESTORS

July 10, 2008/8:30 a.m. PDT

And finally we’re over $5 billion in our commodities products, so there is general market acceptance for the ETN structure. We’ve very pleased with that.

Kevin will now spend a few minutes giving you an overview of the commodities markets. And just by way of background, Kevin is Director of Commodities Research based in London for Barclays Capital. He is regularly quoted in the press, has been doing this for a very long time, and has helped Barclays earn the distinction Best Commodities House from Euro Money Magazine amongst a number of other awards. So I know there are a lot of questions that we’ll get towards the end, and in the interest of time let’s turn it over to Kevin.

K. Norrish	Thank you very much, Greg. So I will start with a quick overview, some views on the markets, and address some of the topics and debates that have been at the top of the commodity market agenda over the last few weeks or so, and then we can have some Q&A.

BARCLAYS GLOBAL INVESTORS

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To begin with I think the magical feature of commodities over the course of the year so far has been the very diverse range of price performance that we’re seeing. So we’ve seen obviously a lot of volatility in oil prices, and at the same time we’ve seen some relative weakness in the gasoline market, gasoline prices relative to prices of other refined products have been quite weak, prices for diesel, distillates, heating oil have been very, very strong.

Within the metals sector we’ve seen the price of some metals doing very, very well, copper and aluminum, for example, other metals, zinc and lead, falling quite sharply.

And similarly in the agricultural sector a diverse range of performance with wheat prices falling very, very sharply since their peaks in February and the price of some of the other grains, corn and soybeans, really outperforming.

So the big picture is one where we’ve seen a very broad range of price performance. But the big defining factor … to explain those has been developments in the fundamentals. Obviously there is a lot of debate right now about the influence of speculators in commodities markets. We would say that the price action that we’ve seen so far this year is best explained by differences in the underlying fundamental of supply and demand in each of these markets.

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Just a couple of words on the debate regarding the influence of institutional investors. Obviously a hot topic, and there are a number of proposals for legislation that are in front of U.S. legislators at the moment. Some uncertainty about how things may pan out. I think we would make a few points here.

First of all, in terms of investment inflows into commodity index indices, there’s a lot of bad information around on this. Our own estimates suggest that we’ve seen an increase in investing in commodity indices in terms of the assets under management taking the numbers up from about $125 billion at the start of the year up to about $175 billion currently. And almost all of that increase in assets under management in commodity indices has been due to the increase in the prices of a number of key commodities, most notably oil. So in actual fact in terms of fresh inflows there has been very little; we would say in terms of fresh inflows into commodity indices almost nothing, so that the whole increase in assets under management is down to price appreciation.

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The other point I think we’d make is if we split up that $175 billion between the different markets into which it’s weighted that for most of them it’s a very small proportion of market volume, open interest, or in relation to the value of the physical market. So the crude oil, for example, the proportion of that investment money that’s in the crude oil market is about equivalent to 3% of the monthly volume of trading on the NYMEX Futures Exchange in crude oil. It’s about 12% of open interest on the NYMEX Futures Exchange, and it’s equivalent to only about 2% of the total physical value of the oil market each year. So we would say that these numbers are too small for them to be the driving influence in the commodities markets.

That is not to say that there may not be some action taken by legislators. We do think that any action to limit the role of investment money, speculative money in the commodities market is probably going to be a rather misguided step. And if it does result in forced trading or liquidation to any extent then almost inevitably that is going to interfere in the efficient workings of these markets. It will probably slow down the supply and demand adjustments that we think are necessary, resulting almost certainly in higher prices in the future.

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So we’re very much of the view that it’s fundamentals that are driving these markets. There is a regulatory risk out there. If there is some action taken it may well result in a lot of volatility and higher prices in the future, so it would be very counterproductive. Okay, that’s our take on the current state of the debate on speculative money in commodities.

Just want to quickly move on now to some of the individual market sectors. First of all, oil. Our view here is that the oil price has gone up very, very quickly recently; probably a little bit too quickly. And we can see it has started to come back down again, though we think the fundamental support for prices is pretty good at around these levels. So we don’t see oil prices falling much from where they are now. We have an average price forecast for the third quarter of about $128 a barrel.

The key fundamental factors, I think, to be aware of are on the supply side underperformance by a number of the big non-OPEC producers, particularly Mexico, particularly the U.K., Norway, and Russia where production is falling quite fast now due to maturing of oil fields and lack of investment basically. That’s putting a lot of pressure on OPEC to ramp up production. There’s very little spare capacity within OPEC and meanwhile the demand side is continuing to look pretty strong.

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Clearly there are signs of demand weakness in the U.S., particularly for gasoline. We have seen some pretty big year-on-year declines in U.S. gasoline demand, but that’s being more than offset by very strong demand still outside of the OECD countries. Demand for oil in China, in India, in the Middle East, and in parts of Latin America is still growing in a pretty healthy fashion. So overall the oil market looks to be very well supported by fundamentals.

Global inventory levels are still very low. Inventory levels in the U.S. are also very low, particularly for crude oil where the crude oil inventory level is a long way below where it was this time last year.

So the fundamentals of the crude oil market look pretty healthy and we do think that, as I said, a little bit overdone on the way up, but very good price support at these sorts of level. So not a lot of downside to crude oil prices.

Geopolitical risks are obviously very important. The Iranian situation, the situation in Nigeria as well where we continue to see lost production there. And I think there is an upside risk still from where we are now, particularly if some of these geopolitical issues become more concerning.

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Moving on to the agricultural sector. Again we’ve seen quite a lot of volatility here recently, particularly in grains prices. Corn prices have fallen quite sharply over the last few weeks or so. Really that’s in response to better weather, particularly in the U.S. Midwest. You may remember not that long ago the headlines were about the very bad weather, the very heavy rains, and the impact that was having on the corn crop if expectations for harvests had been revised downwards. That situation now looks like it’s a lot better; the weather has improved, the short-term concerns over corn harvests have eased a bit, and so prices have come off a little bit.

Overall though I think we would expect after some weakness perhaps in Q3 that the underlying trends that have supported these very strong grain markets recently to continue. So we’ve seen soybeans actually holding up pretty well recently, partly due to the problems in Argentina with the dispute over export taxes holding up exports of soybeans. So that market still looks pretty strong. Going forward we expect Chinese demand for grains, soybeans and for wheat and for corn, to remain pretty strong. The bio-fuels picture is still a very positive one for the grains market.

So we think a little bit of sideways movement and consolidation in Q3, but overall the picture for grains still looks pretty healthy.

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Finally onto the base metals picture. Again here we’ve seen, as I mentioned at the start of the course, some pretty diverse trends. Aluminum and copper prices have been very strong recently, zinc, lead, and nickel prices much weaker. Really I think we have supply story as the differentiator, so the aluminum market has been getting tighter, there have been big production cuts made in parts of the world like South Africa, more recently in China, and parts of Latin America due to electricity shortages. Aluminum is a very good user of electricity, and there are shortages in many parts of the world at the moment.

And we’ve also seen in copper severe underperformance on the mine side, so copper mine production, despite the very high prices we’re seeing, have actually fallen for the last six months running. The supply issues are very much supporting these two markets, and we think aluminum prices in particular due to the shortage of electricity, generating capacity in many countries will continue to move higher.

We’re a little less positive on some of the smaller metals markets. We expect zinc to continue to weaken, nickel will probably continue to weaken as well. As I said, in these markets the supply side looks a little healthier and we’re seeing some stronger growth there.

BARCLAYS GLOBAL INVESTORS

July 10, 2008/8:30 a.m. PDT

So I think the overall picture is certainly one where the demand side looks pretty well supported right across the commodities complex. Some supply side issues may be … a little bit of downward pressure in some markets at the moment. We certainly see fundamentals as the main driver, and by and large in a number of different sectors we think there’s still quite a lot of upside potential on the basis of those fundamentals.

So that’s it from me. I think we’re going to turn it over to questions now.

G. King	Sure. Thank you, Kevin. Before I open it up to everyone let me just ask you one sort of high-level question, Kevin. Just thinking about commodities in a portfolio, and in a very broad context. I know that a lot of times you’re very focused on the fundamentals of a particular market and so forth, but people talk about a secular bull trend and being whether we’re a third of the way through it or two-thirds of the way through it. Do you have any views in the sort of mid to long term as to where we are on a global basis in this commodities boom?

K. Norrish	Well, as I said at the beginning of the call, I think we are seeing a number of diverse trends in different commodities markets. Obviously the energy sector is very, very tight, parts of the base metal sector are very tight, and some agricultural sectors are quite strong as well. Not all of them; there are weaker markets within some of those sectors.

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July 10, 2008/8:30 a.m. PDT

But I think when we identify the key trends that are responsible for the strength in a number of these markets then it’s the industrialization process in parts of the developing world, notably China, but also India, parts of Latin America, and the Middle East, that’s really responsible for the strength in commodities prices. And this is really going to be a ten, fifteen-year process, I think.

If you look at the goals that the Chinese government has to industrialize and urbanize its country then you’re looking at least 15 years for those goals to be met. India is probably ten years behind China, so again you’re looking at quite a long period of time, an extended period of time where raw materials consumption moves up that developmental curve as rising living standards and infrastructure development really acts as very important drivers.

There will be periods of volatility, there will be periods where demand slows down, speeds up again, but I think that trend of industrialization is going to be very positive for raw materials demand over a very long period of time—at least ten to fifteen years.

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G. King	Great. Thank you. Let’s open it up for questions please.

Moderator	Thank you. Our first question is from the line of Caller 1 . Please go ahead.

Caller 1	Hello, I’ve been reading about some really, let’s say, uneconomic things that particularly China is doing to acquire commodity supplies, like building whole towns in Africa and propping up governments and outbidding oil tanker cargos that are in route to the Western hemisphere and getting them to turn around. These stories have been reported in the press.

I’m just wondering is it true from your perspective or are these exaggerated? And secondly does that indicate some kind of an unsustainable price bubble forming? Obviously you can’t overpay for commodities for an indefinite period of time.

K. Norrish	Good question. It certainly is the case that China is becoming very active in parts of the world where there are resources available to be developed. Africa is a particular focus, so China has been quite active in a number of African oil producing countries and it’s also been very active in a number of parts of Africa where there are deposits of things like copper, zinc, and other strategic metals.

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And I think the way I see this is that this is a recognition of the fact that the country is short of these raw materials. China does not have its own very well endowed natural resource base, so it doesn’t have enough copper to satisfy its demand, it doesn’t have enough oil to satisfy its demand, it doesn’t have enough corn; in many areas China is already short of these commodities. And as its growth path continues it will become even shorter. So I think it’s understandable why this is being done, why China is moving outside its border and is getting heavily involved in developing commodity supplies in other parts of the world.

I’m not sure I would agree that it’s doing so at inflated prices or that it’s necessarily investing in ways that are unsustainable. I think perhaps the difference is that the Chinese maybe are able or are happy to take on greater risk than perhaps some other commercial market participants would be. So operating in parts of Africa, for example, where there is a high degree of political risk may be difficult for Western companies, but I think for Chinese companies it’s perhaps less of a problem.

BARCLAYS GLOBAL INVESTORS

July 10, 2008/8:30 a.m. PDT

I don’t see this as creating an unsustainable bubble because we are seeing the development of some resources in Africa, which perhaps would take a bit longer to be developed otherwise. But the evidence is given the rates of demand growth that we’re getting this supply is really rather desperately needed. And in terms of overall supply and demand balances it’s not really going to help to change the supply picture enormously where we’re still looking at overall supply for many commodities struggling to keep up with demand despite the acceleration in development with China as assisting in some parts of Africa.

Moderator	Ready for the next question? We go to the line of Caller 2 . Please go ahead.

Caller 2	Thank you. I want to ask a question about the bubble in the oil markets. The general consensus view is they talk about the increased demand in China and India and all these under developed countries trumping the reduced demand in the U.S., but isn’t it true that whenever any kind of opinion becomes the conventional opinion it’s almost a certainty that it’s wrong? And what about the law of supply and demand at $130 oil is going to bring out alternative sources of energy?

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K. Norrish	Two good questions there. Just to put it into perspective for you I think the view on OECD demand this year is that given the sort of declines that we’re seeing that over the course of the year as a whole we’re probably going to get a falling in OECD demand of somewhere between 200,000 and 400,000 barrels a day. Growth in the normal non-OECD portion of demand is looking like it’s going to come in at somewhere around 1.2 million barrels a day, so that’s the main factor there is China, a little bit coming from India, and from parts of Latin America and the Middle East as well.

So the growth in non-OECD demand is much more than making up for the decline in OECD demand and the declines we’ve already seen in the U.S. so that overall this year we look like we’re going to get pretty strong growth in oil demand and people are already starting to forecast that for next year as well.

Now the supply and demand response to the high prices, well we’ve had high and rising prices now for about four years. If you look at the trends in production if anything they look worse now then they did when oil prices were at $40 a barrel or $50 a barrel. As I mentioned earlier in the call, production in number of mature, non-OPEC producing countries is falling: Mexico, the U.K., Norway, and production has started falling in

BARCLAYS GLOBAL INVESTORS

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Russia as well this year. So the high prices are not helping, and I think part of the reason for that is there’s not much you can do to an oil field which is past the point of maturity; that’s just a technical situation there. Oil production reaches a peak and then begins to fall.

Alternative energy sources have helped a little bit. Bio-fuels globally now we have more than a million barrels a day of transport fuels coming from bio-fuels. But again, there are consequences there. One of the reasons we have such high corn prices is because a third of U.S. corn is being used to make these bio-fuels. And I think actually the thinking is changing a little bit on bio-fuels. There is a bit of a back lash; there are concerns that we’re putting too much into bio-fuels and maybe it’s time to cut back a little bit on that.

So I think in terms of the laws of supply and demand I think the supply side is bumping up against some pretty severe constraints and it’s proving very difficult to keep up with demand. On the demand side we’re finding out, I think, that income elasticity of demand is proving to be much more powerful than price elasticity.

G. King	Next question.

BARCLAYS GLOBAL INVESTORS

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Moderator	Thank you. Our next question is from the line of Caller 3 . Please go ahead.

Caller 3	Hello. I’m wondering if you care to offer any observations on currencies?

K. Norrish	Yes. Sure. Currencies, yes I mean there is a lot written about the direct relationship between commodities prices and value of the dollar, and I think the reason for that is a simple one. It’s that most commodities prices are denominated in dollars, so the idea is that as the dollar weakens commodity prices have to go up in order to sort of keep a constant value, if you like, in sort of neutral currency terms.

Now I think there’s something in that, but I think people tend to get a little bit carried away with it. And so it has been the case that some analysts, some commentators on commodities markets have said that the increase in commodity prices, or in oil prices for example, is almost solely down to the change in the value of the dollar. I think that’s a big mistake, and if you look at what the dollar has done this year then relative to say the euro it has declined in value by about 8% whereas obviously oil prices if you look at the peak they got to up by more than 40%.

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So I think it’s a bit difficult to argue that the dollar is the sole factor in what has been happening in commodities markets, or indeed even the most important factor. I think currency considerations are at the margin here and that the markets that have been strong have really been driven by the underlying fundamentals. I think that the impact of currencies is a minor one really; it’s at the margin, it’s not the most important thing.

Caller 3	Thank you.

Moderator	Thank you. We’ll go to the line of Caller 4. Please go ahead.

Caller 4	Yes, my question is for Greg and Kevin. I just wanted to know if you could talk a little bit about the market for wheat and how the price might change relative to corn and soybean prices?

K. Norrish	Yes. That is a good question. There has been quite a steep decline in wheat prices relative to where they were in the early part of this year. They’re down about 40% compared to the peaks that we saw in February/March.

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I think, again, the reason for that is very much related to fundamentals, and particularly the surge in production that really is related to the fairly strong prices that we saw for wheat when farmers were making decisions about what crops to plant. So there’s been a big increase in the amount of land being used on which to grow wheat this harvest.

The International Grains Council is forecasting and all time high for global wheat harvests this year. In addition to that we’ve seen better weather. You may remember that last year there were some very bad draughts in important wheat growing parts of the world like Australia and parts of Europe. So we have more wheat being planted and weather conditions are also much better this time around, so the decline in wheat price does look quite an explainable and a natural thing to be occurring.

Now where do we go in the future? I think that’s quite an interesting question, because despite the big increase that we’ve seen in wheat production if you look at forecasts of global wheat stocks then by the end of this year they’re still going to be quite low. They’re not going to recover very much from the very low level that they fell to last year.

BARCLAYS GLOBAL INVESTORS

July 10, 2008/8:30 a.m. PDT

And I think also we’re going to see inevitably when farmers make their decisions over what crops to plant we’re probably going to see, because wheat prices have fallen relative to soybeans and corn, we’re going to see less land devoted to wheat in the next harvest season.

So I think probably two things to say about wheat. One, because of the low inventory levels prices probably won’t fall much further. And because further ahead farmers are going to cut back on the amount of land they use to grow wheat we are likely to see wheat prices increase relative to the prices of corn and soybeans where they will be growing more in the next harvest season. So I think that the outlook for wheat prices from here is probably a pretty good one.

Caller 4	Thank you.

Moderator	Our next question is from the line of Caller 5. Please go ahead.

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Caller 5	Hello, I had a quick technical question about the structure of the iPath. Say if you’re using the Dow JonesCommodity Index if you achieve that exposure through a total rate of return swap are there other exposures that are embedded in there? For example, would you hold the collateral in a basket of treasuries or TIPs or something like that? Can you touch upon that at all?

G. King	Sure. Because you’ve purchased the security issued by Barclays your only exposure is to Barclays. Barclays will hedge those exposures via a number of market instruments, which could be swaps but more likely directly owning the futures and collateral itself. But because the structure is not a fund you don’t have underlying ownership of any of those hedges; the bank does. So there’s almost a bifurcation of ownership there where the bank is owning the hedges to generate the returns and has issued a promise to pay the returns minus fees regardless of how the performance of the hedge plays out.

Does that answer your question?

Caller 5	Yes it does. Thanks.

G. King	Thank you.

Moderator	Our next question is from the line of Caller 6. Please go ahead.

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Caller 6	Good morning. I had a question on gold. My question is there are point and figure charts that says we can see $1,200, $1,600, $2,400. Also people have said that if gold had kept up to inflation that it should be $2,400, and I heard the other day say it should be, if you take out the calculations the way they recalculate inflation in the United States, is it should be, he put it in £10,000, I guess that’s English equivalent.

My question is how would you use gold to see which of those two extremes would happen and do you disagree with the price projections? Thank you.

K. Norrish	Gold’s an interesting one. Gold, I would say, is one of those commodity markets, and there are not many but there are a few, where investment activity is actually very important in determining price levels.

Now the reason that investment activity is more important in gold than it is in most other markets is because all the gold that has ever been mined is pretty much available to you now; it hasn’t really been used, it’s stored as a store of value. And a lot of it is held by central banks, a lot of it is held in the form of jewelry or bullion or coins by investors. So it’s very liquid, it can come back into the market at any time, and its main function is really as a store of value. So I think a bit different to other commodities.

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It has tended, I would say, over the last ten or fifteen years gold has tended to trade as a currency. There’s a very strong negative correlation between the gold price and the value of the U.S. dollar. And I think what we’ve tended to see is when the dollar is weak gold prices tend to strengthen and when the dollar is stronger gold prices tend to weaken. I don’t see any reason why that pattern should change any time soon.

So I think the question with gold is that if you think that the dollar is going to weaken a lot further then gold is a very good hedge of any currency exposures that you may have in your portfolio in so much as they are sensitive to dollar price movements.

There is also, I think, a belief that gold may provide some good inflation hedging capacities as well. That’s based on gold’s very strong performance during the late 1970s and early 1980s when prices moved up very steeply as inflation moved up. I’m a little bit more skeptical about that, because I don’t think gold’s inflation hedging capacities have been tested really for a long time, and I certainly don’t think we’re expecting an inflation environment anywhere like that that we had in the ‘70s or ‘80s.

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So my view on gold is simply that it is a very effective currency hedge, particularly for dollar weakness. And I do not believe that we are headed for a very, very steep rise in gold prices. Certainly our house view is that most of the dollar weakness is now over, and so our forecasts with gold is going to gradually subside back to the low $800 an ounce level. That’s our expectation of price direction for gold.

G. King	Thank you, Kevin.

Well I guess that concludes it. Thank you, everyone. I’m glad we had a lot of time for questions. We’ll try to do this again in the near future, as this is always topical. I hope you found it to be very helpful.

And again, thank you for dialing in and thank you for your support on iPath.

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planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries. Index components composed of futures contracts on precious metals may be subject to additional factors specific to precious metals that might cause price volatility. These may include disruptions in the supply chain, variations in production costs, costs associated with regulatory compliance, including environmental regulations, changes in industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing rates, currency exchange rates, the level of economic growth and inflation and the degree to which consumers, governments, corporate and financial institutions hold physical gold or silver as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

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NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE